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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                               GUEST SUPPLY, INC.
                            (Name of Subject Company)

                     SYSCO FOOD SERVICES OF NEW JERSEY, INC.
                                SYSCO CORPORATION
                      (Names of Filing Persons -- Offerors)


COMMON STOCK, NO PAR VALUE                                           401630 10 8
(TITLE OF CLASS OF SECURITIES)             (CUSIP Number of Class of Securities)

                            MICHAEL C. NICHOLS, ESQ.
             VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY
                                SYSCO CORPORATION
                              1390 ENCLAVE PARKWAY
                              HOUSTON, TEXAS 77077
                                 (281) 584-1390
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                                   COPIES TO:

                           B. JOSEPH ALLEY, JR., ESQ.
                            ARNALL GOLDEN GREGORY LLP
                            2800 ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                              ATLANTA, GEORGIA 30309
                                 (404) 873-8500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed on February 5, 2001 by Sysco Corporation, a Delaware corporation ("SYSCO"), and Sysco Food Services of New Jersey, Inc., a Delaware corporation ("SFS New Jersey") and a wholly owned subsidiary of SYSCO relating to the offer by SFS New Jersey to exchange shares of common stock, par value $1.00 per share (the "SYSCO Shares"), of SYSCO for the outstanding shares of common stock, no par value (the "Guest Supply Shares"), of Guest Supply, Inc., a New Jersey corporation ("Guest Supply"), based on an exchange ratio described in the Schedule TO and upon the terms and subject to the adjustments and conditions set forth in the prospectus dated March 5, 2001 (the "Prospectus") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1) and (a)(2) and which are hereby incorporated by reference herein.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is amended and supplemented to include the following information:

     On March 6, 2001, SYSCO issued the press release filed as Exhibit (a) (9) hereto announcing the expiration of the initial offering period. The initial offering period expired on Monday, March 5, 2001 at 11:59 p.m. (EST). All shares of Guest Supply common stock validly tendered and not properly withdrawn prior to the expiration of the initial offering period have been accepted for exchange and will be exchanged promptly for shares of SYSCO common stock.

     Based on the latest available data, approximately 7,088,330 shares of Guest Supply common stock were tendered (including through notices of guaranteed delivery) in the initial offer, which represents approximately 96.9% of all currently outstanding Guest Supply common stock. All of the conditions to complete the initial offering have been met.

     SYSCO's previously announced subsequent offering period will begin today and will expire at 11:59 p.m. (EST) on Monday, March 12, 2001. SYSCO will accept and pay for all Guest Supply shares validly tendered in the subsequent offering when they are tendered. Guest Supply shareholders who tender their Guest Supply shares in the subsequent offering will also receive approximately 0.9564 shares of SYSCO common stock for each share of Guest Supply common stock tendered. Guest Supply shares tendered in the subsequent offering may not be withdrawn.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

     (a)(9) Press release issued by SYSCO Corporation on March 6, 2001.


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



                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2001                  SYSCO FOOD SERVICES OF NEW JERSEY, INC.

                                      By:/s/ Michael C. Nichols
                                         ---------------------------------------
                                      Name: Michael C. Nichols
                                      Title:  President

                                      SYSCO CORPORATION

                                      By:/s/ Michael C. Nichols
                                         ---------------------------------------
                                      Name: Michael C. Nichols
                                      Title:  Vice President and General Counsel



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